OFI Global Asset Management, Inc.

Two World Financial Center

225 Liberty Street, 11th Floor

New York, New York 10281-1008

April 23, 2013

Via Electronic Transmission

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Oppenheimer Main Street Small Cap Fund
File Nos.: 333-186810; 811-22806

Dear Ms. Lithotomos:

We have reviewed your comments, dated March 20, 2013, to the Registration Statement on Form N-1A for Oppenheimer Main Street Small Cap Fund (the “Registrant” or the “Fund”) filed with the Securities and Exchange Commission (the “Commission”) on February 22, 2013 (the “Registration Statement”). For your convenience, we have included each of your comments in italics below followed by our response. The captions used below correspond to the captions used in your comment letter and defined terms have the meanings defined in the Registration Statement.

Prospectus

Fees and Expenses of the Fund

1.	Please disclose in a footnote to the fee table that “Other Expenses” are based on estimated amounts for the current fiscal year. See Instruction 6 to Item 3 of Form N-1A.

The footnote has been added as requested.

Principal Investment Strategies and Risks

2.	The prospectus states in this section that there are “principal” risks and “main” risks. This may be confusing to the reader. Thus, please define the risks as “principal,” as required in Item 4 of Form N-1A.

The section heading “Principal Risks” is intended to distinguish for shareholders the section of the prospectus that sets forth in summary fashion the collection of “risks to which the Fund’s portfolio as a whole is subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, and total return,” and to conform the heading to the model heading prescribed by Commission staff in its guidance and comments.1 We believe the term “principal” as used in that section heading clearly describes for shareholders the collection of risks that, as a whole, primarily impact the Fund.

Item 4 of Form N-1A requires the Registrant to “summarize the principal risks” based on the information given in response to Item 9. We understand the Item 4 requirement to require a discussion of each risk, on an individual basis, that summarizes the risks discussed in more detail under Item 9. Thus, under the summary prospectus’s “Principal Risks” section, the subheadings that begin with “Main Risks…” are designed to summarize each individual risk that make up the collection of principal risks in a more descriptive “plain English” manner. Because a more detailed discussion of these risks is provided in the statutory part of the prospectus, under the heading “The Fund’s Principal Investment Strategies and Risks, we believe that changing the risks described in the summary section to read, e.g., “Principal Risks of Investing in Stock” or “Principal Risks of Investing in Small-Cap Companies” is more prone to confuse investors. Consequently, we respectfully decline to make any changes to the disclosure in this regard.

3.	The prospectus states that the Fund considers small-cap companies to be those having a market capitalization in the range of the Russell 2000 Index; however, the prospectus does not define the dollar capitalization of small-cap companies. Please revise this section to indicate that, for purposes of this definition, the capitalization range of the Russell 2000 Index will be as of the time of its most recent capitalization, as of the reconstitute date. Also, please disclose in this section what that capitalization range was as of the most recent recapitalization date.

We have revised the disclosure to reflect that the Fund will use the Russell 2500 Index as its benchmark for market capitalization purposes instead of the Russell 2000 Index. Under “Principal Investment Strategies,” the Fund indicates that the capitalization range of the Russell 2500 Index is “subject to change at any time due to market activity or changes in the composition of the index” and that “the Fund measures a company’s capitalization at the time the Fund buys a security and is not required to sell that security if the company’s capitalization moves outside the Fund’s capitalization definition.” Thus, the Fund’s principal investment strategy is to invest in small-cap companies that fit into the Russell 2500’s market capitalization range at the time the Fund buys the security, not at a specified historical point in time.

Although the market capitalization range of the Russell 2500 index is reconstituted once a year, its capitalization range changes constantly throughout the year, sometimes on a weekly or even daily basis. Because of the dynamic nature of the index’s capitalization range, measuring against a historical range for purposes of purchasing small-cap securities could unduly inhibit the Fund’s principal investment strategy, leading to inefficient management of the Fund that adversely impacts shareholders. For example, while the Fund would not be required to sell a specific security that no longer fits within the capitalization range of the index, measuring against a historical capitalization range could require the Fund to dispose of and/or purchase new securities every time the range changed, increasing portfolio turnover and related expenses. Consequently, the Registrant believes that disclosing the dollar capitalization range of the index has the potential to confuse and/or mislead investors to think that the Fund uses the historical range to select the companies in which it invests. Separately, we note that monthly and annually-reconstituted dollar capitalization ranges are publicly available to shareholders on the Russell website should they desire that information.

4.	The principal risks include a risk of investing in foreign securities, adding that the risk may be greater for investments in developing and emerging markets countries. Please expand this risk to include any special risks in investing in small-cap companies in foreign, developing, and emerging countries.

We have deleted this risk from the “Principal Risks” section and moved it to the “Other Investment Strategies and Risks” section, as it is not deemed to be a principal risk in light of the Fund’s investment strategy.

5.	The Fund can invest in derivatives. Please disclose the maximum amount of assets that will be invested in derivatives. Please disclose the specific reason the Fund will invest in derivatives. Also, please distinguish purchasing derivatives from selling them and also disclose that derivative instruments may be used for hedging and speculation. Please describe in this section what types of derivatives the Fund expects to use and how it expects to use them. In general, see Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

Under the “Principal Investment Strategies” section, the Fund discloses that it will invest, under normal market conditions, 80% of its assets in small-cap companies. The Fund can invest up to 20% of its assets in other types of investments, including derivatives. Additionally, under the section “Other Investment Strategies and Risks” in the statutory part of the prospectus, we disclose that “[d]erivatives may allow the Fund to increase or decrease its exposure to certain markets and risks for hedging purposes or to seek investment return. We also disclose that “[o]ptions, futures, options on futures, options on indices, and forward contracts are some of the derivatives that the Fund may use. The Fund may also use other types of derivatives that are consistent with its investment strategies or for hedging.” We note that the use of derivatives is not a principal investment strategy of the Fund. While the prospectus contains a discussion of the reasons the Fund would use derivatives, the types of derivatives the Fund could be expected to use, and the risks involved, a more expansive discussion of selling and purchasing transactions is, we believe, more appropriately included in the SAI.

6.	The prospectus states that the Fund can invest in Oppenheimer Institutional Money Market Fund. The fee table does not include a line item for Acquired Fund Fees and Expenses. In the event the AFFE incurred exceeds 0.01% of the average net assets of the Fund, please include these fees and expenses in the fee table.

The Acquired Fund Fees and Expenses incurred in connection with Oppenheimer Institutional Money Market Fund are not expected to exceed 0.01% of the average net assets of the Fund and therefore are not included in the fee table.

Statement of Additional Information

7.	The SAI states that the Fund will invest in repurchase agreements. Please disclose the Fund’s policy on the amount it may invest in repurchase agreements.

The Fund discloses in its SAI that “Repurchase agreements that have a maturity beyond seven days are subject to limits on illiquid investments, which may be up to 15% as described in the prospectus under the section “Illiquid Securities.” Outside of the Fund’s policy of investing 80% of its assets in small-cap companies under normal circumstances, there is no limit on the amount of assets that may be subject to repurchase agreements having maturities of seven days or less.”

8.	Please file as exhibits the advisory contracts entered into by the manager and the sub-advisor. Also, please confirm that the substantive terms of the contracts are fully described in the SAI.

The advisory agreements are being filed herewith. We confirm that the substantive terms of the contracts are described in the SAI.

* * * * *

We have not submitted or expect to submit an exemptive application or no-action request in connection with the Registration Statement.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Taylor V. Edwards
OFI Global Asset Management, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-0310
tedwards@oppenheimerfunds.com

Sincerely,

/s/ Taylor V. Edwards
Taylor V. Edwards
Vice President & Senior Counsel

cc:	Arthur S. Gabinet, Esq.
Lori E. Bostrom, Esq.
K&L Gates LLP

1 See e.g. the model prospectus appended to Release 33-8861 (Nov. 21, 2007).